SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RAMTRON INTERNATIONAL CORPORATION

(Name of Subject Company (Issuer))

RAIN ACQUISITION CORP.

a wholly owned subsidiary of

CYPRESS SEMICONDUCTOR CORPORATION

(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

751907304

(CUSIP Number of Class of Securities)

T.J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, CA 95134-1599

(408) 943-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Larry W. Sonsini, Esq. Bradley L. Finkelstein, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Telephone: (650) 493-9300	Selim Day, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas New York, NY 10019 Telephone: (212) 999-5800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$101,265,456.24	$11,605.03

*	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 37,785,618 shares of common stock, par value $0.01 per share (“Shares”), of Ramtron International Corporation at the offer price of $2.68 per Share. Based upon information contained in Ramtron International Corporation’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on May 4, 2012, there were (i) 35,326,202 Shares outstanding as of May 2, 2012, (ii) 3,957,000 Shares issuable pursuant to stock options outstanding on March 31, 2012 and (iii) 170,000 Shares issuable pursuant to restricted stock units outstanding on March 31, 2012. This calculation (i) assumes that all shares of restricted stock granted as of March 31, 2012 were issued and outstanding on that date and (ii) excludes 1,667,584 Shares beneficially owned by Cypress Semiconductor Corporation.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $11,605.03 Form or Registration No.: Schedule TO	Filing Party: Cypress Semiconductor Corporation Date Filed: June 21, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 21, 2012 (together with any amendments and supplements thereto, the “Schedule TO”) by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress”), and Rain Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Cypress (“Purchaser”). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Ramtron International Corporation, a Delaware corporation, at $2.68 per Share, net to the seller in cash (less any applicable withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 21, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the “Offer”).

Capitalized terms used but not otherwise defined have the meaning given to them in the Offer to Purchase.

Item 1. Summary Term Sheet.

The Offer to Purchase is hereby amended by replacing in its entirety the disclosure under the question “Do you have the financial resources to pay for the Shares?” on page ii of the Offer to Purchase with the following:

Yes. We will need approximately $102 million to consummate the offer and the merger and to pay related fees and expenses. We anticipate that all of the funds necessary to consummate the offer and the merger and to pay the related fees and expenses will be advanced to us, or paid on our behalf, by Cypress, our parent. Cypress has sufficient cash on hand advance to us, or to pay on our behalf, the offer price for all shares in the offer and the merger and to pay related fees and expenses. See Section 10.

Item 7. Source and Amount of Funds or Other Consideration.

The Offer to Purchase is hereby amended by replacing in its entirety the disclosure under the caption “The Offer—Section 10—Source and Amount of Funds” on pages 17 and 18 of the Offer to Purchase with the following:

We will need approximately $102 million to consummate the Offer and the Merger and to pay related fees and expenses. We anticipate that all of the funds necessary to consummate the Offer and the Merger and to pay the related fees and expenses will be advanced to us, or paid on our behalf, by Cypress. Cypress has sufficient cash on hand to advance to us, or to pay on our behalf, the offer price for all Shares in the Offer and the Merger and to pay the related fees and expenses.

On June 26, 2012, Cypress entered into a new senior secured revolving credit facility with a group of lenders led by Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, pursuant to which Cypress has drawn down funds which, when combined with Cypress’s existing cash on hand, are sufficient to the pay the offer price for all Shares in the Offer and Merger and related fees and expenses.

A copy of Cypress’s credit facility is filed with the SEC as an exhibit to Cypress’s Current Report on Form 8-K filed with the SEC on June 27, 2012.

It is currently anticipated that indebtedness incurred by Cypress in connection with consummating the Offer and the Merger will be repaid from funds generated internally by Cypress and its subsidiaries (including, after the Merger, cash on hand at Ramtron and its subsidiaries). Cypress may evaluate the refinancing of its credit facility in the ordinary course of business. However, no decisions have been made concerning this matter, and any decisions will be based on Cypress’s review from time to time of the financial markets, including prevailing interest rates and other economic conditions.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 2012

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ BRAD W. BUSS
Name: Brad W. Buss
Title: Executive Vice President, Finance and Administration and Chief Financial Officer

RAIN ACQUISITION CORP.

By:	/s/ BRAD W. BUSS
Name: Brad W. Buss
Title: Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2012. (2)

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9). (2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (2)

(a)(1)(F)	Form of summary advertisement dated June 21, 2012. (2)

(a)(5)(A)	Text of Press Release Issued by Cypress dated June 12, 2012. (1)

(a)(5)(B)	Text of Press Release Issued by Cypress dated June 21, 2012. (2)

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

(1)	Incorporated by reference to the Schedule TO-C filed by Cypress on June 12, 2012.
(2)	Incorporated by reference to the Schedule TO-T filed by Cypress on June 21, 2012.